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EMAIL: AFREEDMAN@OLSHANLAW.COM
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February 8, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Definitive Additional Materials
Filed on February 5, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms Kim:

We acknowledge receipt of the letter of comment dated February 6, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with North & Webster, LLC (“North & Webster”) and provide the following responses on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

1.           It appears that the support you have provided for your statement that $1.34 million of the fourth quarter net income came from “stuffing the channel” only indicates that the company recorded royalties for more planes in 2012 than had been expected. Support for opinions or beliefs should be self-evident and disclosed in the materials or provided to the staff on a supplemental basis, with a view toward disclosure. Please advise us as to the supporting information for your statement that the income came from “stuffing the channel,” and in future filings, please revise to describe what you mean by “stuffing the channel.”

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that the term “stuffing the channel” refers to the Company projecting royalties for five planes in 2012 and five planes in 2013 but later recording royalties for 9 planes in 2012 and leaving only one plane to be recorded in 2013.  We confirm that in future filings we will revise to describe what we mean by “stuffing the channel.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 8, 2013

Support for this statement comes from:

•	Analyst Question: Okay. So the royalties, the $670,000 per plane and that is when they are shipped. And you are expecting five in 2012 and five in 2013?

ALEX LUPINETTI: I would say that for planning purposes you could use those numbers. (Quote from 3rd Quarter Fiscal 2011 Earnings Conference Call)

•
“Looking to 2013, we expect that the recording of royalties of 9 E2-D planes in 2012, versus the 5 that we had expected for the year will create a difficult year over year comparison. While we anticipate growth from our services and systems integration segment the timing of programs will most likely result in a loss from our systems segment.” (Quote from Gary Levine, CFO on 4th Quarter Fiscal 2012 Earnings Conference Call)

2.           Please advise us as to the supporting information for your belief that real income for the 4th quarter was “more like a loss of $140,000” and earnings for the full Fiscal 2012 were “more like $1.1 million.”

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that the following table supports our belief that real income for the 4th quarter was “more like a loss of $140,000” and earnings for the full Fiscal 2012 were “more like $1.1 million.”

3.           We note your statement that you have run three proxy contests and successfully achieved board representation and pro-shareholder change in all three situations. In future filings, please revise to discuss briefly the three proxy contests and the board representation and pro-shareholder changes that occurred.

We acknowledge the Staff’s comment.  We confirm that in future filings, we will describe briefly the three proxy contests and the board representation and pro-shareholder changes that occurred.

*            *            *     *     *

February 8, 2013

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

February 8, 2013

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
10 Tower Office Park, Suite 420
Woburn, MA 01801

February 8, 2013

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Definitive Additional Materials
Filed on February 5, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms. Kim:

The undersigned acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

North & Webster Value Opportunities Fund, LP

By:	/s/ Samuel A. Kidston
Name:	Samuel A. Kidston
Title:	Authorized Signatory